

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Yucheng Hu
Chief Executive Officer
Mega Matrix Corp.
3000 El Camino Real
Bldg. 4, Suite 200, Palo Alto, CA

Re: Mega Matrix Corp.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed August 1, 2022
     File No. 333-262217

Dear Mr. Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 Filed August 1, 2022

About Mega Matrix Corp
Business of the Company, page 2

1.   We note your revised disclosure and response to comment 1. While you have revised certain disclosures in your filing to suggest that you do not intend to further develop other games and that any economic benefits that may be derived from appreciation in the value of the alBots outside of accessing the Mano game are incidental to the entertainment value, your filing still suggest an intent to develop play-to-earn games and that Mano is a game in which players earn "financial rewards." For example, you describe your business as a "GameFi" business, reference "games" in the plural form, include several risk factors on pages4-5 that suggest you still intend to develop other games, and you mention

"financial rewards." Please further revise for consistency. Please also clarify in your disclosure what you mean by "other opportunities in the metaverse."

2. We note your response to comment 1 states that the NFTs in your Mano game are supported by Binance Smart Chain and that the Company does not use a proprietary blockchain. Please include such disclosure in your filing.

3. We note your response to comments 2 and 3, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

Risk Factors
Risks Related to Our Business
A particular digital asset's status, such as an NFT..., page 4

4. We note the statements in the risk factor on page 4 that the legal test for determining whether a particular crypto asset is a security may "evolve over time" and that the "SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution." Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John P. Yung, Esq.